SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

The Children’s Place Retail Stores, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

168905107

(CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 168905107		Page 2 of 6 Pages

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Stanley Silverstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	5	SOLE VOTING POWER
		412,300
NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		2,951,880
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		412,300
PERSON
WITH	8	SHARED DISPOSITIVE POWER
		2,951,880

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,364,180

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.6%

12	TYPE OF REPORTING PERSON
IN

SCHEDULE 13G
CUSIP No. 168905107		Page 3 of 6 Pages

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Raine Silverstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	5	SOLE VOTING POWER
		0
NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		3,364,180
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH	8	SHARED DISPOSITIVE POWER
		3,364,180

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,364,180

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.6%

12	TYPE OF REPORTING PERSON
IN

Page 4 of 6 Pages

Item 1(a).	Name of Issuer:

The Children’s Place Retail Stores, Inc. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

915 Secaucus Road
Secaucus New Jersey 07094

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of the persons identified in Item 4 below. In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information contained herein concerning that person, but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The Children's Place Retail Stores, Inc.
915 Secaucus Road
Secaucus, New Jersey 07094

Item 2(c).	Citizenship:

Each of the persons filing this statement is a United States citizen.

Item 2(d).	Title of Class of Securities:

This statement relates to the Company’s Common Stock, par value $.10 per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

168905107

Item 3.	For Statements Filed Pursuant to Rules 13d-1(b), or 13d-2(b):

Not applicable.

Page 5 of 6 Pages

Item 4.	Ownership:

Stanley Silverstein is the beneficial owner of 3,364,180 shares of Common Stock of the Company, representing 11.6% of the total number of shares outstanding as of December 31, 2007. Mr. Silverstein (i) has the sole power to vote or to direct the vote and to dispose or direct the disposition of 412,300 of such shares (which includes 24,000 shares that are issuable upon the exercise of outstanding vested options), and (ii) may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of 2,951,880 of such shares held by Mr. Silverstein's wife, Raine Silverstein, as custodian or trustee for the benefit of Mr. Silverstein's children and grandchildren or held in a charitable account.

Raine Silverstein, wife of Stanley Silverstein, is the beneficial owner of 3,364,180 shares of Common Stock of the Company, representing 11.6% of the total number of shares outstanding as of December 31, 2007. Mrs. Silverstein (i) has shared power to vote or to direct the vote and to dispose or direct the disposition of 2,951,880 of such shares held by Mrs. Silverstein as custodian or trustee for the benefit of Mrs. Silverstein's children and grandchildren or held in a charitable account, and (ii) may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of 412,300 of such shares (which includes 24,000 shares that are issuable upon the exercise of outstanding vested options) held by Mrs. Silverstein's husband.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

See Item 4 above.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008

    /s/ Stanley Silverstein
Stanley Silverstein

    /s/ Raine Silverstein
Raine Silverstein